

LIBERATOR | JAXX LIVING | AVANA COMFORT

LD Micro Main Event
December 14, 2020

OTCQB: LUVU

Forward Looking Statements

This presentation by Luvu Brands, Inc. (the "Company," "we," "us," and "our") includes "forward-looking statements" with the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Exchange Act of 1934, as amended. All forward-looking statements are subject to a number of risks, uncertainties and assumptions, and you should not rely upon forward-looking statements as predictions of future events. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "would," "will," "target," "contemplates," "continue" or the negative of those words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. These statements are based on management's current expectations and/or beliefs and assumptions about future events and trends that management considers reasonable, which assumptions may or may not prove correct. We may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors. Some of the keyfactors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the effect and consequences of the novel coronavirus ("COVID 19") public health crisis on matters including U.S. and local economies, our business operations and continuity, the availability of corporate and consumer financing, the health and productivity of our associates, the ability of third-party providers to continue uninterrupted service, and the regulatory environment in which we operate; our ability to sustain recent growth rates; our ability to manage the growth of our operations over time; our ability to maintain, grow and enforce our brand and trademark rights; our ability to improve our products and develop new products; our ability to obtain, grow and enforce intellectual property related to our business and avoid infringement or other violation of the intellectual property rights of others; and our ability to compete and succeed in a highly competitive and evolving industry, as well as those risks and uncertainties disclosed under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, and similar disclosures in subsequent reports filed with the SEC, which are available on our investor relations website at luvubrands.com and on the SEC website at www.sec.gov. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. We undertake no obligations to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law.

Certain data in this presentation was obtained from various external sources. Neither the Company nor its affiliates, advisers or representatives have verified such data with independent sources. Accordingly, neither the Company nor any of its affiliates, advisers or representatives make any representations as to the accuracy or completeness of that data or to update such data after the date of this presentation. Such data involves risks and uncertainties and is subject to change based on various factors.

Use of Non-GAAP Information

This presentation includes certain non-GAAP financial measures that are supplemental measures of financial performance not required by, or presented in accordance with, GAAP, including Adjusted EBITDA. We define "Adjusted EBITDA" as earnings before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation expense, write-offs of property and equipment, financing expenses and certain other charges and gains that we do not believe reflect our underlying business performance.

We have also presented herein certain forward-looking statements about the Company's future financial performance that include non-GAAP (or "as-adjusted") financial measures, including Adjusted EBITDA. This non–GAAP financial measure is derived by excluding certain amounts, expenses or income, from the corresponding financial measures determined in accordance with GAAP. The determination of the amounts that are excluded from this non-GAAP financial measure is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts recognized in a given period. We are unable to present a quantitative reconciliation of the aforementioned forward-looking non-GAAP financial measure to its most directly comparable forward-looking GAAP financial measures because management cannot reliably predict all of the necessary components of such GAAP measures, which could be significant in amount.

We believe that these non-GAAP financial measures not only provide its management with comparable financial data for internal financial analysis but also provide meaningful supplemental information to investors. However, other companies in our industry may calculate these items differently than we do. These non-GAAP measures should not be considered as a substitute for the most directly comparable financial measures prepared in accordance with GAAP, such as net income (loss) or net income (loss) per share as a measure of financial performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP.

About LUVU

 Atlanta, GA based vertically integrated manufacturer of iconic, lifestyle brand furniture

 Diverse consumer brands with international distribution

 Persistent revenue growth and profitability

 Expanding production capabilities and releasing new products to bolster revenue growth trend

 Exploring new production options to drive profitability

Diverse Brand Portfolio



Liberator bedroom adventure gear® is an iconic brand of products for enhancing sensuality and intimacy



Jaxx® is a diverse range eco-friendly casual fashion daybeds, sofas and beanbags made from re-purposed and virgin polyurethane foam



Avana® inclined bed therapy products help relieve medical conditions associated with acid reflux, surgery recovery and chronic pain. Recently added medical gowns and masks.

Diverse Product Portfolio



51%
of FY20 Sales

37%
of FY20 Sales

12%
other, FY20 Sales

Growth Strategy: Product Expansion

LIBERATOR®

Continually grow brand in sexual wellness and erotic luxury by:

Expanding retail distribution, leveraging unique packing solution which enables our products to fit on any retail shelf

Expanding product portfolio to include low-cost products for mass market, as well as pleasure objects and consumables

JAXX®

Continually grow brand in home furniture

Capitalizing on the growing popularity of our **Jaxx Nimbus** beanbags

Expanding promotion of our **Jaxx Kids** branded products in the retail, school and mass markets

Building **Jaxx Outdoors** product line via growing Room and Board partnership and new styles introduced in Spring 2020

Marketing new **Zipline Sofas and Alon Daybeds** lines

Avana

Continually grow brand in comfort and assistive products

Expanding our **Kind Bed** collection ($1.5M annual revenue) into mass markets and launching advertising campaign

Inclined-bed therapy mattress elevator and bed wedges grew 32%+ over the past year



Persistent Revenue Growth and Profitability

Annual Revenue

8%
$18.4M
$17.0M
$16.4M
FY18
FY19
FY20

Annual EBITDA*

167%
$1.6M
$0.9M
$0.6M
FY18
FY19
FY20

Revenue

+37%
$5.5M
$4.0M
+31%
$5.4M
$4.1M
FY19
FY20
FY20
FY21
Fourth Quarter (ending 6/30)
First Quarter (ending 9/30)

FYE is June 30 | *The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization

Summary: Continued Profitable Revenue Growth

 Diversified product portfolio of home goods and sexual wellness products **generating YoY revenue growth of 31%**

 Increasing production capacity to drive top-line growth

 Expanding production capacity and releasing new products to bolster continued revenue growth

 Profitable revenue growth and expanding cash flow
2020 EBITDA Increased 167% to $1.6 million (9% of net sales).



LIBERATOR | JAXX LIVING | AVANA COMFORT

Ron Scott, CFO
P: (770) 246-6426
E: ir@luvubrands.com

OTCQB: LUVU